Troutman Pepper Locke LLP Bank of America Plaza, 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308

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VIA EDGAR

February 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	StratCap Digital Infrastructure REIT, Inc.
Amendment No. 1 to Registration Statement on Form S-11 Filed February 10, 2025 File No. 333-284566

Ladies and Gentlemen:

This letter sets forth the response of our client, StratCap Digital Infrastructure REIT, Inc. (f/k/a Strategic Wireless Infrastructure Fund II, Inc.) (the “Company”), to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated February 11, 2025, pertaining to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (the “Registration Statement”), which was filed with the Commission on February 10, 2025.

Comment: We note your response to our prior comment 2 and your revisions to note (1) to the table on page 177. Please tell us and revise your filing to clarify if the amount for unamortized expense support repayment/O&O is receivable in a hypothetical liquidation.

Response: The Company undertakes to revise note (1) to the referenced table in its final prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, after the Staff brings the Registration Statement effective to provide the following: “In the event of the liquidation of the Company, the remaining unamortized amounts, if any, would be repaid by the Advisor to the Company.”

February 11, 2025 Page 2

If you have any questions regarding this response letter, please do not hesitate to contact the undersigned at (404) 885-2546.

Sincerely,

/s/ Mary Katherine Rawls
Mary Katherine Rawls Partner

cc:	James Condon
Abarna Meecham
Heath D. Linsky